As filed with the Securities and Exchange Commission on June 26, 2015
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2014
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia USA Inc. Retirement Savings and Investment Plan

Nokia USA Inc.

200 South Mathilda Avenue

Sunnyvale, California 94086

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation

Karaportti 3

FI-02610

Espoo, Finland

Nokia USA Inc. Retirement Savings and Investment Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements as of December 31, 2014 and for the year then ended	4

Signature Page	18

Index To Exhibits	19

Consent of Independent Registered Public Accounting Firm	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nokia USA Inc. Retirement Savings and Investment Plan
Sunnyvale, California

We have audited the accompanying statement of net assets available for benefits of the Nokia USA Inc. Retirement Savings and Investment Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the period from April 25, 2014 to December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the period from April 25, 2014 to December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2014 and for the period from April 25, 2014 to December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Nokia USA Inc. Retirement Savings and Investment Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2015

Nokia USA Inc. Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2014

Nokia USA Inc. Retirement Savings and Investment Plan
Contents

Independent Auditor’s Report		1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2014		2

Statement of Changes in Net Assets Available for Benefits for the Period from April 25, 2014 to December 31, 2014		3

Notes to Financial Statements		4–9

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions		11

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2014		12

Note:	Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

 INDEPENDENT AUDITOR’S REPORT

To the Participants and Administrator of the
   Nokia USA Inc. Retirement Savings and Investment Plan
Sunnyvale, California

Report on the Financial Statements

We have audited the accompanying financial statements of the Nokia USA Inc. Retirement Savings and Investment Plan, which comprise the statement of net assets available for benefits as of December 31, 2014, and the related statement of changes in net assets available for benefits for the period from April 25, 2014 to December 31, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the period from April 25, 2014 to December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole.  The information included in the 2014 supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2015

Nokia USA Inc. Retirement Savings and Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2014

Assets
Investments, at fair value	$239,388,793
Receivables
Notes receivable from participants	3,226,257
Net assets reflecting all investments at fair value	242,615,050

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(194,432)

Net assets available for benefits	$242,420,618

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Period from April 25, 2014 to December 31, 2014

Additions
Investment and other income
Net appreciation in fair value of investments	$4,932,358
Interest income from notes receivable from participants	66,506
Dividend and other interest income	8,702,725
13,701,589
Contributions
Employer	9,925,819
Participant	12,220,123
Rollovers	2,371,154
24,517,096
Deductions
Benefits paid to participants	(6,983,683)
Administrative expenses and other	(116,573)
(7,100,256)
Net increase prior to transfers	31,118,429

Transfers to plan	211,302,189
Net assets available for benefits
Beginning of period	-
End of period	$242,420,618

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements for the Period from April 25, 2014 to December 31, 2014

Note 1 - Description of Plan

The following description of the Nokia USA Inc. Retirement Savings and Investment Plan (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description and also in the Plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia USA, Inc., and its affiliates (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

The Plan was created effective April 25, 2014 to replace the Nokia Retirement Savings and Investment Plan which was transferred to Microsoft Corporation along with the sale of Nokia’s Devices and Services business. The Nokia Retirement Savings and Investment Plan served both Nokia Inc. employees and employees of the Company.  Assets related to the employees of the Company totaling $211,302,189 were transferred into the Plan from the Nokia Retirement Savings and Investment Plan.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time employees and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $17,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for the 2014 plan year (the “Plan Year”) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $5,500 during the Plan Year.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors.  The Company made no additional discretionary contributions for the plan year ended December 31, 2014.

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements for the Period from April 25, 2014 to December 31, 2014

Participant and Company contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2044, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25% to 10.25% at December 31, 2014.  Principal and interest is repaid ratably through bi-monthly payroll deductions.  Participant loans are carried at unpaid principal plus accrued interest.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2014, forfeited nonvested accounts were $4,859.  These accounts are generally used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2014, employer contributions were reduced by $394,170.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

Nokia ADR shares are paid out in cash or certificates as requested by the participant.  Fractional shares are paid in cash.

A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements for the Period from April 25, 2014 to December 31, 2014

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis. Investments are reported at fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

In May 2015, the Financial Accounting Standards Board amended the Accounting Standards Codification (“ASC”) to update the presentation of certain investments measured at net asset value within the fair value hierarchy.  The amendment requires these investments to be removed from the fair value hierarchy categorization and presented as a single reconciling item between the fair value of investments reported on the statement of net assets and the amounts reported in the fair value hierarchy table. The amendment is to be applied retrospectively and is effective for fiscal years and the interim periods within those year beginning after December 15, 2016 with early adoption permitted.  The Plan is currently evaluating the impact of adopting this ASC amendment, but does not expect it to have a material impact.

Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan.  All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investments.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements for the Period from April 25, 2014 to December 31, 2014

Note 3 - Investments

Investments that represent 5% or more of the Plan’s net assets at the end of the year are as follows:

2014
Collective investment trust
Fidelity Managed Income Portfolio II Fund (Contract value: $13,314,842)	$13,509,274

Mutual funds
American Balanced Fund	19,212,223
American Euro Pacific Growth Fund	17,360,170
PIMCO Total Return Fund	18,187,438
Vanguard Institutional Index Fund	51,101,814
Spartan Extended Market Index Fund	21,175,986
Vanguard Windsor II Fund	14,674,546

The Plan’s investments (including investments bought, sold and held during the period) appreciated in fair value as follows:

Nokia ADR shares	$394,223
Mutual funds	4,538,135
Net appreciation in fair value of investments	$4,932,358

The Plan earned interest from notes receivable from participants totaling $66,506 during the period from April 25, 2014 to December 31, 2014.  The Plan earned dividends and other interest totaling $8,702,725 during the period from April 25, 2014 to December 31, 2014.

At December 31, 2014, approximately 2% of the Plan’s assets are invested in the Nokia ADR shares.  The Plan owned 510,320 shares with a fair value of $7.86 per share at December 31, 2014.

Note 4 - Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements for the Period from April 25, 2014 to December 31, 2014

Registered Investment Companies
The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”).  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Collective Trust (“CT”)
The Fidelity Managed Income Portfolio II Fund (CT) is composed of a fully benefit-responsive investment contract and classified as level 2 investment.  The CCT is valued at NAV and primarily invested in fixed income securities.  The CT is not available in an exchange and active market, however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market.  There is no restriction in place with respect to the daily redemption of the CT.

Common Stocks
Nokia American Depository Shares (“Nokia ADR shares”) and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual funds
Mid/large cap fund	$86,952,346	$-	$86,952,346
Fixed income fund	18,187,438		18,187,438
Small cap fund	20,148,218		20,148,218
Balanced fund	75,492,437		75,492,437
International fund	17,360,170		17,360,170
Subtotal	218,140,609	-	218,140,609
Nokia ADR common stock	4,012,129		4,012,129
Self-directed brokerage account
Interest-bearing cash	490,264		490,264
Common stock	1,829,564		1,829,564
Mutual funds	1,237,320		1,237,320
Other	169,633		169,633
Subtotal	3,726,781	-	3,726,781
Collective trust
Fixed income fund		13,509,274	13,509,274
Total assets at fair value	$225,879,519	$13,509,274	$239,388,793

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements for the Period from April 25, 2014 to December 31, 2014

Note 5 - Tax Status

An application has been filed with The Internal Revenue Service for determination that the Plan, as designed, is in compliance with the applicable requirements of the Code and is currently pending.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Plan purchased and sold approximately $3,424,791 in Nokia ADR shares during 2014.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale. At December 31, 2014, the Plan held 510,320 shares with a fair value of $4,012,129.  The Plan received $192,098 in dividends from Nokia ADR shares.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The fees paid by the Plan totaled $116,573.

The Plan is administered by Fidelity Investments Institutional Operations Company as the recordkeeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Spartan Extended Market Index Fund qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

Each of these transactions are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedules

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Period from April 25, 2014 to December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$150

Nokia USA Inc. Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$10,056,857
	American Balanced Fund	Mutual fund		19,212,223
	American EuroPacific Growth Fund	Mutual fund		17,360,170
*	Fidelity Managed Income Portfolio II	Collective investment trust		13,314,842
*	Nokia ADR Shares	ADR shares		4,012,129
	PIMCO Total Return Fund	Mutual fund		18,187,438
*	Spartan Extended Market Index Fund	Mutual fund		21,175,986
	Vanguard Institutional Index Fund	Mutual fund		51,101,814
	Vanguard Small Growth Institutional Index Fund	Mutual fund		10,091,361
	Vanguard Target Retirement 2010	Mutual fund		632,541
	Vanguard Target Retirement 2015	Mutual fund		1,670,682
	Vanguard Target Retirement 2020	Mutual fund		4,033,675
	Vanguard Target Retirement 2025	Mutual fund		7,789,294
	Vanguard Target Retirement 2030	Mutual fund		6,072,705
	Vanguard Target Retirement 2035	Mutual fund		11,115,720
	Vanguard Target Retirement 2040	Mutual fund		9,445,612
	Vanguard Target Retirement 2045	Mutual fund		7,721,113
	Vanguard Target Retirement 2050	Mutual fund		4,334,127
	Vanguard Target Retirement 2055	Mutual fund		1,659,429
	Vanguard Target Retirement Funds	Mutual fund		1,805,316
	Vanguard Windsor II Fund	Mutual fund		14,674,546
	BrokerageLink	Common stocks and mutual funds		3,726,781
	Subtotal			239,194,361
*	Notes receivable from participants	Interest rate varying between 3.25% and 10.25%, maturing at various dates through 2044		3,226,257
				$242,420,618

*     Party-in-interest

**     Not applicable due to investments being participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia USA Inc. Retirement Savings and Investment Plan

Date: June 26, 2015	By:	/s/ Billie Hartless
		Name:	Billie Hartless
		Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm.